Filed by The Higashi-Nippon Bank, Limited
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 132-02790) and
The Higashi-Nippon Bank, Limited (File Number: 132-02789)
Dated November 27, 2014

Fiscal Year 2014 First Half
Information Meeting
(Excerpt)
Thursday, November 27, 2014
The Higashi-Nippon Bank, Limited

3. Strategies to Increase Loans (2) Comparison
of Ratios of Loans by Customer Industry and Scale

Loans by Customer Industry (in Japan) (as of September 30, 2014)
The Higashi-Nippon Bank, Limited
Leasing of Real Property 25.8%
The Others 34.7
Manufacturing 6.6%
Purchase and Sale of Real Property 6.9%
Wholesale and Retail 10.2%
Home Loans 15.8%

The Bank of Yokohama, Ltd.
Leasing of Real Property 6.1%
The Others 42.6%
Manufacturing 9.5%
Trading of Real Property 2.2%
Wholesale and Retail 8.1%
Home Loans 31.5%

Loans by Customer Scale (in Japan)
(as of September 30, 2014)

The Higashi-Nippon Bank, Limited
The Others 2.9%
Large and Medium-Sized Enterprises 11.6%
Personal 17.0%
SMEs 68.4%

The Bank of Yokohama, Ltd.
The Others 4.0%
Large and Medium-Sized Enterprises 15.2%
Personal 49.7%
SMEs 30.9%

(Note) Source: The charts for The Bank of Yokohama, Ltd.
 ("BOY") were prepared by The Higashi-Nippon Bank,
 Limited based on figures from BOY's periodic filings
 and information meeting materials

 In contrast to The Higashi-Nippon Bank, Limited,
 which has a high ratio of loans to SMEs, The Bank
 of Yokohama, Ltd. has a high ratio of personal
 loans, including home loans.  Accordingly, the two
 banks expect that the business integration will
 result in greater diversification.

The Higashi-Nippon Bank, Limited and The Bank of Yokohama, Ltd., or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of The Higashi-Nippon Bank, Limited and The Bank of Yokohama, Ltd., or one of them, prior to the shareholders’ meeting(s) at which such business combination (or integration) will be voted upon.  The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders’ meeting with respect to such business combination (or integration).  Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge.  To make a request, please refer to the following contact information.

The Higashi-Nippon Bank, Limited Corporate Planning Department, Public Relations Office	Tel: 03-3273-4073

The Bank of Yokohama, Ltd. Corporate Planning Department, Public Relations and CSR Office	Tel: 045-225-1141